Exhibit 99.1

BW LPG Limited - Acquisition of 12 VLGCs from Avance Gas successfully completed with delivery of final vessel BW Avior

Singapore, 31 December 2024

With reference to the stock exchange announcement on 15 August 2024 for the acquisition of 12 modern Very Large Gas Carriers (VLGCs) from Avance Gas Holdings Ltd (“Avance Gas”, OSE ticker code: “AGAS”), BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) has taken delivery of vessel BW Avior on 31 December 2024. All 12 VLGCs are now delivered through a smooth and seamless handover process, and the transaction has been successfully completed.

BW LPG has today issued 2,141,000 new BW LPG shares to Avance Gas as part-consideration for the above vessel. Following the issuance of the new shares, the total number of issued shares of BW LPG is 159,282,000, representing a total share capital in the amount of USD 619,867,048. The new shares have been legally and validly issued and are fully paid.

Following the above issuance, Avance Gas holds 19.282 million shares in BW LPG, representing approximately 12.11% shareholding. Each tranche of the consideration shares has a 40 calendar-day lockup period following the delivery of each vessel and its issuance to Avance Gas.

The total consideration of the transaction was USD 1,050 million and settled through a cash consideration of USD 585.4 million, novation of USD132 million pertaining to two sale-leaseback vessels, and the issuance of 19.282 million new BW LPG shares which was priced at USD 17.25 per share, representing a value of USD 332.6 million. The liquidity upon completion of the transaction was estimated to be USD 552 million as reported in Q3 earnings release. 14 vessels remain unencumbered and can be financed in 2025.

With the completion of the transaction, BW LPG owns and operates a total of 53 VLGCs, of which 22 are LPG dual-fuel, solidifying BW LPG’s position as the world’s largest owner and operator of VLGC, and that for the dual-fuel powered VLGCs.

With the expanded fleet, BW LPG will maintain its balanced chartering strategy, targeting a coverage of approximately 35-40% of its fleet capacity using time charters and Freight Forward Agreements.

The current spot market is trading in the USD mid 40,000s per day and we maintain a positive market outlook for 2025, although rate fluctuations are expected. Over the last six months the normalized Panama Canal transit levels have reduced sailing distances and put pressure on rates. Looking forward, we see the market is supported by the strong underlying growth in LPG production and exports from North America which are set to continue from second half of the year and underpinned by export terminal expansion projects.

Mr. Kristian Sørensen, CEO of BW LPG, commented, “I am very pleased to announce the successful closing of the transaction and the commencement of revenue generation from our additional 12 VLGCs. I thank the Avance Gas team for ensuring an efficient and seamless handover process. We have issued 15% more shares to expand our owned fleet by 40% and through our enlarged fleet we are enhancing our commercial scale and operational leverage.”

For further information, please contact:

Kristian Sørensen, CEO, BW LPG
Samantha Xu, CFO, BW LPG
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.